SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.) 1

United Online, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

911268100

(CUSIP Number)

Cannell Capital LLC

P.O. Box 3459

150 East Hansen Avenue

Jackson, WY 83001-3459

(307) 733-2284

(Name, Address and Telephone Number of Person

to Receive Notices and Communications)

November 3, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 911268100	Page 2 of 11 Pages
1	NAME OF REPORTING PERSON Cannell Capital LLC I.R.S. Identification Nos. of above persons (entities only) 94-3366999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 712,730
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 712,730
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.82%*
14	TYPE OF REPORTING PERSON IA

*  Based on information set forth on the Form 10-Q of United Online, Inc., (the “Company”) as filed with the Securities and Exchange Commission on August 6, 2015, there were 14,774,031 shares of Common Stock with par value $0.0001 per share (the “Shares”), of the Company issued and outstanding as of July 31, 2015.

   As of November 3, 2015 (the “Reporting Date”), the Cuttyhunk Master Portfolio (“Cuttyhunk”), Tristan Partners, L.P. (“Tristan”), the Tristan Offshore Fund Ltd. (“Tristan Offshore”), Tonga Partners, L.P. (“Tonga”), and sundry separately managed accounts, over which J. Carlo Cannell has investment discretion (the “Cannell SMAs” and collectively with Cuttyhunk, Tonga, Tristan and Tristan Offshore, the “Investment Vehicles”), held in the aggregate 712,730 Shares.

CUSIP No. 911268100	Page 3 of 11 Pages
1	NAME OF REPORTING PERSON J. Carlo Cannell I.R.S. Identification Nos. of above persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 712,730
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 712,730
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.82%*
14	TYPE OF REPORTING PERSON IN

*  Based on information set forth on the Form 10-Q of United Online, Inc., (the “Company”) as filed with the Securities and Exchange Commission on August 6, 2015, there were 14,774,031 shares of Common Stock par value $0.0001 per share (the “Shares”), of the Company issued and outstanding as of July 31, 2015.

   As of November 3, 2015 (the “Reporting Date”), the Cuttyhunk Master Portfolio (“Cuttyhunk”), Tristan Partners, L.P. (“Tristan”), the Tristan Offshore Fund Ltd. (“Tristan Offshore”), Tonga Partners, L.P. (“Tonga”), and sundry separately managed accounts, over which J. Carlo Cannell has investment discretion (the “Cannell SMAs” and collectively with Cuttyhunk, Tonga, Tristan and Tristan Offshore, the “Investment Vehicles”), held in the aggregate 712,730 Shares.

CUSIP No. 911268100	Page 4 of 11 Pages
1	NAME OF REPORTING PERSON Howard Marks I.R.S. Identification Nos. of above persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.00%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 911268100	Page 5 of 11 Pages

Item 1. Security and Issuer
The title of the class of equity securities to which this Schedule 13D/A relates is the Common Stock par value $0.0001 per share of United Online, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 21255 Burbank Boulevard, Suite 400, Woodland Hills, CA 91367.
Item 2. Identity and Background
a)

This statement is filed by:

(i)     Cannell Capital LLC, a Wyoming limited liability company (“Cannell Capital”);

(ii)    J. Carlo Cannell;

(iii)   Howard Marks

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

b)

The address of the principal office of each of Cannell Capital and J. Carlo Cannell is PO Box 3459, 150 East Hansen Avenue, Jackson, WY 83001-3459. The principal address of Howard Marks is 604 Arizona Avenue, Santa Monica, CA 90401.

c)

The principal business of Cannell Capital is investment management and advisory services. The principal business of Mr. Cannell is the performance of investment management and advisory services. The principal business of Mr. Marks is acting as the managing partner of Start Engine, L.L.C.

d)	No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e)

No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Each of Messrs. Cannell and Marks is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration

The Shares purchased by Cannell Capital were purchased using working capital of each of the following entities (collectively, the “Cannell Investment Vehicles”) as follows:

Tonga: $880,821.96

Cuttyhunk: $420,737.53

Tristan: $3,737,704.62

Tristan Offshore: $1,842,788.45

Cannell SMAs: $948,308.27

The Cannell Investment Vehicles have invested an aggregate amount of approximately $7,830,360.83 in the Shares.

CUSIP No. 911268100	Page 6 of 11 Pages

Item 4. Purpose of Transaction

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavour to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On November 3, 2015, the Reporting Persons formed a group known as Concerned Shareholders of United Online. The Reporting Persons intend to discuss with both the management and the board of directors of the Issuer (the “Board”) the nomination and election of directors at the Issuer’s 2016 Annual Meeting and the composition of the Board generally, as well as ways to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation and in addition to the actions outlined above, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Company and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, corporate structure, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-Q as filed with the Securities and Exchange Commission on August 6, 2015, there were 14,774,031 Common Shares with par value $0.0001 per share issued and outstanding as of July 31, 2015.

A.		Cannell Capital LLC

a)

As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 712,230 Shares, or approximately 4.82% of the Shares deemed issued and outstanding as of the Reporting Date.

b)

1. Sole power to vote or direct vote: 712,730
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 712,730
4. Shared power to dispose or direct the disposition: 0

c)

The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles).

CUSIP No. 911268100	Page 7 of 11 Pages

		(Purchases)
		Entity	Date	Quantity	Price Per Share	Form Of Transaction
		Cuttyhunk	10/12/2015	17,932	11.1271	Buy
		Tonga	10/12/2015	37,537	11.1271	Buy
		Cannell SMAs	10/12/2015	19,634	11.1335	Buy
		Cuttyhunk	10/13/2015	5,504	11.0585	Buy
		Tonga	10/13/2015	11,522	11.0585	Buy
		Cannell SMAs	10/13/2015	19,422	11.0727	Buy
		Cuttyhunk	10/14/2015	6,374	11.0089	Buy
		Tonga	10/14/2015	13,344	11.0089	Buy
		Cannell SMAs	10/14/2015	5,122	11.0089	Buy
		Cuttyhunk	10/15/2015	4,589	11.0826	Buy
		Tonga	10/15/2015	9,607	11.0826	Buy
		Cannell SMAs	10/15/2015	3,688	11.0826	Buy
		Cuttyhunk	10/19/2015	783	11.4263	Buy
		Tonga	10/19/2015	1,641	11.4263	Buy
		Cannell SMAs	10/19/2015	629	11.4263	Buy
		Cuttyhunk	10/20/2015	2,626	11.4559	Buy
		Tonga	10/20/2015	5,498	11.4559	Buy
		Cannell SMAs	10/20/2015	2,110	11.4559	Buy
		Cuttyhunk	10/22/2015	25	11.2648	Buy
		Tonga	10/22/2015	55	11.2649	Buy
		Cannell SMAs	10/22/2015	20	11.2650	Buy

B.		J. Carlo Cannell

	a)

As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 712,230 Shares, or approximately 4.82% of the Shares deemed issued and outstanding as of the Reporting Date.

	b)

1. Sole power to vote or direct vote: 712,730
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 712,730
4. Shared power to dispose or direct the disposition: 0

	c)

The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles).

CUSIP No. 911268100	Page 8 of 11 Pages

	(Purchases)
	Entity	Date	Quantity	Price Per Share	Form Of Transaction
	Cuttyhunk	10/12/2015	17,932	11.1271	Buy
	Tonga	10/12/2015	37,537	11.1271	Buy
	Cannell SMAs	10/12/2015	19,634	11.1335	Buy
	Cuttyhunk	10/13/2015	5,504	11.0585	Buy
	Tonga	10/13/2015	11,522	11.0585	Buy
	Cannell SMAs	10/13/2015	19,422	11.0727	Buy
	Cuttyhunk	10/14/2015	6,374	11.0089	Buy
	Tonga	10/14/2015	13,344	11.0089	Buy
	Cannell SMAs	10/14/2015	5,122	11.0089	Buy
	Cuttyhunk	10/15/2015	4,589	11.0826	Buy
	Tonga	10/15/2015	9,607	11.0826	Buy
	Cannell SMAs	10/15/2015	3,688	11.0826	Buy
	Cuttyhunk	10/19/2015	783	11.4263	Buy
	Tonga	10/19/2015	1,641	11.4263	Buy
	Cannell SMAs	10/19/2015	629	11.4263	Buy
	Cuttyhunk	10/20/2015	2,626	11.4559	Buy
	Tonga	10/20/2015	5,498	11.4559	Buy
	Cannell SMAs	10/20/2015	2,110	11.4559	Buy
	Cuttyhunk	10/22/2015	25	11.2648	Buy
	Tonga	10/22/2015	55	11.2649	Buy
	Cannell SMAs	10/22/2015	20	11.2650	Buy

d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
	On November 3, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.
Item 7. Material to Be Filed as Exhibits
	None

CUSIP No. 911268100	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 11, 2015

Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member
By: /s/ J. Carlo Cannell Name: J. Carlo Cannell
By: /s/Howard Marks Name: Howard Marks

CUSIP No. 911268100	Page 10 of 11 Pages

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSONS AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles (the “Covered Persons”) indicated below:

Cannell Capital LLC
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Tonga Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Cuttyhunk Master Portfolio
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Subadvisor Investment Management Cayman Islands (3)
Tristan Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Offshore Fund, Ltd.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser Investment Management Cayman Islands (2)

(1)	The address of the principal place of business of Cannell Capital LLC, and Tonga Partners, L.P., and Tristan Partners, L.P., is P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001, United States.
(2)	The address of the principal place of business of the Tristan Offshore Fund, Ltd. is One Capital Place, 3rd Floor, GT Grand Cayman, KY1-11003, Cayman Islands.
(3)	The address of the principal place of business of the Cuttyhunk Master Portfolio is c/o HSBC Trustee Limited, PO Box 484 , HSBC House , 68 West Bay Road, Grand Cayman, KY1-1106, Cayman Islands

CUSIP No. 911268100	Page 11 of 11 Pages

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D/A

1)	Each of them is individually eligible to use the Schedule 13D/A to which this Exhibit is attached, and such Schedule 13D/A is filed on behalf each of them;
2)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  November 11, 2015

Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member
By: /s/ J. Carlo Cannell Name: J. Carlo Cannell
By: /s/Howard Marks Name: Howard Marks